Consolidated Financial Results for the First Half of Fiscal 2010 〔Japanese GAAP〕
November 5, 2010

Company name: JX Holdings, Inc.
Code number: 5020
Stock listings: First Sections of Tokyo, Osaka, Nagoya Exchanges
URL: http://www.hd.jx-group.co.jp/
Representative Director, President: Mitsunori Takahagi
For further information, please contact: Masayoshi Yamamoto, Group Manager,
Investor Relations Group, Finance & Investor Relations Department
Telephone: +81-3-6275-5009
Scheduled date of filing of Quarterly Securities Report : November 12, 2010
Scheduled date of filing of commencement of dividend payments : December 6, 2010
Supplemental materials for the quarterly financial results : Yes
Quarterly financial results presentation (for institutional investors and analysts) : Yes

(Amounts of less than ¥1 million are rounded off)
1.Results for the First Half of Fiscal 2010 (From April 1, 2010 to September 30, 2010)
(1) Operating Results (Consolidated Basis)
(Percentage figures are changes from the same period of the previous fiscal year.)
	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
First Half of FY2010	4,531,465	–	76,378	－	115,128	－	286,728	－
First Half of FY2009	－	–	－	－	－	－	－	－

	Net income per share	Net income per share after dilution
	Yen	Yen
First Half of FY2010	115.29	－
First Half of FY2009	－	－

(2) Financial Position (Consolidated Basis)
	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
First Half of FY2010	5,928,679	1,822,580	27.2	648.09
FY2009	－	－	－	－
(Reference) Total Shareholders' equity : First half ended September 30, 2010:¥1,611,718 million ; Year ended March 31, 2010:     ¥－ million

2.Dividends
	Cash dividend per share
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
FY2009	－	－	－	－	－
FY2010	－	7.50	_________	_________	_________
FY2010（Forecast)	_________	_________	－	7.50	15.00
Note: Revisions of the forecast of cash dividends in the first half ended September 30, 2010: None

3. Forecasts of Consolidated Business Results in Fiscal 2010 (From April 1, 2010 to March 31, 2011)
(Percentage figures are changes from the same period of the previous fiscal year.)
	Net Sales		Operating income		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Fiscal year	9,390,000	－	150,000	－	220,000	－	320,000	－	128.67
Note: Revisions of the forecasts of consolidated business results in the first half ended September 30, 2010: Yes
The previous forecast of consolidated business results for the fiscal year announced on May 10, 2010 is revised. Please refer to the announced "Notification Concerning the Difference Between the Consolidated Earnings Forecast and the Actual Earnings During the First Half and Revisions to the Annual Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2011" and the "Qualitative Information on Forecasts of Consolidated Business Results" on page 6 of the exhibit for further information regarding assumptions used for forecasting the above business results.

4.Others (See “Other Information” on page 7 of exhibit for more information)
(1)	Changes in number of material subsidiaries during the term under review: None
Note:	This item indicates whether there were changes in specified subsidiaries involving a change in the scope of consolidation.

(2)	Adoption of simplified accounting treatment and accounting treatment specific to the preparation of quarterly consolidated financial statements : Yes
Note:	This item indicates whether JX Holdings has adopted simplified accounting treatment specific to quarterly consolidated financial statements.

(3)	Changes in accounting treatment principles and procedures and presentation
(i)	Changes related to the revision of accounting standards	: Yes
(ii)	Other changes	: Yes
Note:
This item indicates whether there were changes in accounting treatment principles and procedures and presentation for the preparation of quarterly consolidated financial statements mentioned in “Changes in material matters that are the basis of the preparation of quarterly consolidated financial statements.”

(4)	Number of issued shares (Common stock)
(i)	Number of issued shares (including treasury stock)
First Half of FY2010 ended September 30, 2010	: 2,495,485,929 shares
FY2009 ended March 31, 2010	: － shares

(ii)	Number of treasury stock
First Half of FY2010 ended September 30, 2010	: 8,599,768 shares
FY2009 ended March 31, 2010	: － shares
(iii)	Average number of issued shares
First Half of FY2010 ended September 30, 2010	: 2,486,923,148 shares
First Half of FY2009 ended September 30, 2009	: － shares

Information Regarding the Quarterly Review Procedure
This report is not subject to the quarterly review procedure pursuant to the Financial Instruments  and Exchange Law. At the time of disclosure of this report, the quarterly review procedure pursuant to the Financial Instruments and Exchange Law has not been completed.

Cautionary Statement with Respect to Forward Looking Statements and Comments in Particular
1.This report contains certain forward-looking statements.  These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “ intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussions of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions.
Additionally, please refer to the announced "Notification Concerning the Difference Between  the Consolidated Earnings Forecast and the Actual Earnings During the First Half and Revisions to the Annual Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2011" and the "Qualitative Information on Forecasts of Consolidated Business Results" on page 6 of the exhibit for further information regarding assumptions used for forecasting the above business results.

2. JX Holdings was established on April 1, 2010 as a result of the business integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc. As the current fiscal year is the first fiscal year for JX Holdings, there are no consolidated financial statements for the previous quarter or previous year.

Table of Contents for the Exhibits

1.	Qualitative Information on Consolidated Financial Results of the First Half	4

	(1) Qualitative Information on Consolidated Operating Results	4
	(2) Qualitative Information on Consolidated Financial Position	6
	(3) Qualitative Information on Forecasts of Consolidated Business Results	6

2.	Other Information	7

	(1) Changes in Material Subsidiaries during the Term under Review	7
	(2) Adoption of Simplified Accounting Treatment and Accounting Treatment Specific to the Preparation of Consolidated Financial Statements	7
	(3) Changes in Accounting Treatment Principles and Procedures and Presentation for the Preparation of Consolidated Financial Statements	8

3.	Consolidated Financial Statements	11

	(1) Consolidated Balance Sheets	11
	(2) Consolidated Statements of Income	13
	(3) Notes on the Going Concern Assumption	14
	(4) Segment Information	14
	(5) Notes on Significant Changes in Shareholders’ Equity	15

(Note)
JX Holdings plans to hold a financial results presentation for investors on the date set forth below. Materials including the distributed materials will be promptly uploaded on its company website following the presentation.

Friday, November 5, 2010: Financial Results Presentation for Institutional Investors and Analysts

(Note)
In addition to the financial results presentation above, JX Holdings will also hold a financial results presentation regarding operations and financial results open to individual investors. Please confirm the date of the session on its company website.

1.	Qualitative Information on Consolidated Financial Results of the First Half

JX Holdings, Inc. (the “Company”) was established on April 1, 2010, as a result of the business integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc. As the current fiscal year is the first fiscal year for the Company, there are no consolidated financial statements for the previous year or the first half of the previous year.

(1)	Qualitative Information on Consolidated Operating Results

Overview

Overall, the global economy continued to recover at a gradual pace during the first half (from April 1, 2010 to September 30, 2010), despite obstacles such as the financial crisis in Europe, owing in part to the economic stimulus measures of numerous economies, and economic growth in emerging nations. As for the Japanese economy, the domestic unemployment situation remains a pressing issue, though on the backdrop of an improving global economic climate, exports and production have been on a slow rise, offering a positive outlook.

In the crude oil market, Dubai crude oil prices dropped from $80 per barrel at the beginning of the period to under $70 per barrel in May, resulting from concerns over the fiscal problems in Europe, including Greece.  In June, with a mix of expectations of economic recovery and concerns of relapse, Dubai crude oil prices fluctuated at around $70 per barrel, resulting in an average oil price of $76 per barrel for the period.

Impacted by the fiscal problems in Europe, copper prices in international markets (price on the London Metal Exchange (LME)) dropped from 357 cents per pound at the beginning of the period to under 300 cents in May, and after which rose to 365 cents by the end of the first half, due to rising demand from emerging nations such as China, resulting in an average price per pound for this period of 324 cents.

The average exchange rate for the period under review fell from 93 yen per U.S. dollar at the beginning of the period to 84 yen per U.S. dollar at the end of the period, resulting in an average exchange rate of 89 yen per U.S. dollar for the period.

In this operating environment, on a consolidated basis, net sales were 4,531.5 billion yen, ordinary income was 115.1 billion yen, and net income was 286.7 billion yen for the first half. Excluding the impact of inventory valuation, ordinary income amounted to 150.6 billion yen.

Petroleum Refining and Marketing

Domestic demand for petroleum products has increased compared with the previous year, reflecting the impact of a recovering economy and the intense summer heat. The domestic petroleum products market improved from the very difficult condition of the previous fiscal year as oil companies began to take steps to reduce excess refining capacities, including JX Group’s planned reduction in production capacity by 400,000 barrels per day by March 31, 2011.

As for the petrochemical products, market conditions remained challenging as the paraxylene market remained weak as a result of unfavorable balance of demand and supply due to the establishment of new plants overseas since last year.

Amid such an environment, net sales and ordinary income in the Petroleum Refining and Marketing business in the first half were 3,834.3 billion yen and 42.8 billion yen, respectively. Excluding the impact of inventory valuation, ordinary income amounted to 78.0 billion yen.

E&P of Oil and Natural Gas

Crude oil and natural gas production remained steady as expected. Furthermore, the prices of crude oil and natural gas remained firm, reflecting the current crude oil market condition. In addition, we are actively engaging in exploration and development activities as we aim to maintain and expand production in the medium to long term while carefully managing risks.

Amid such an environment, net sales and ordinary income in the E&P of Oil and Natural Gas business in the first half were 77.1 billion yen and 32.1 billion yen, respectively.

Metals

As for the resource development business, performance at the three Chilean mines shifted in a favorable direction on the backdrop of firm copper prices. As for the copper smelting business, the sales volume of refined copper was similar to that of the same period of the previous year. The rise of the price of copper on the LME exceeded the effect of the strong Japanese yen and, as a result, copper product prices climbed to a higher level compared with the previous year. Conditions for the purchase of copper ore continued to be unfavorable from the previous year, while sales prices for sulfuric acid remained steady, increasing slightly from the previous year.

As for the recycling and environmental services business, conditions for the collection of raw materials for recycling continue to improve, reflecting increases in the prices for various metals.

As for the electronic materials business, while certain end products are currently undergoing inventory adjustments, sales volume for copper foil, rolled processed materials, and thin film materials, particularly remained high, reflecting, among others, strong demand for end products mainly overseas. Product prices remained steady, including an increase in the price of sputtering targets for FPDs, reflecting the increase in the price of indium raw materials.

Amid such an environment, net sales and ordinary income in the Metals business in the first half were 461.3 billion yen and 30.5 billion yen, respectively.

Other

Net sales and ordinary income in the Other business for the first half were 187.7 billion yen and 8.1 billion yen, respectively.

Toho Titanium Co. Ltd., which is in the business of manufacturing and marketing titanium, experienced a gradual recovery in sales volume, but the previous year’s challenging conditions have continued this period, partly due to the depreciation of the Wakamatsu plant which commenced operations in April 2010. While there were indications that private capital investments are ceasing to decline, public investments remained low as a result of significant cutbacks in related government budget, and the construction and engineering business continued to remain in difficult conditions. Meanwhile, individual companies including those in the real estate business strive to improve profitability and expand their business bases.

The above net sales by segment include 29.0 billion yen of intergroup sales.

Special income and loss and quarterly net income

Special income totaled 244.7 billion yen, including 226.5 billion yen in one-time amortization amount of negative goodwill associated with business integration (gain on negative goodwill), 11.5 billion yen in gain on change in equity, and 4.5 billion yen in gain on sales of non-current assets.

Special losses totaled 22.2 billion yen, including 5.8 billion yen in loss on retirement of non-current assets, 4.5 billion yen in loss on accounting standard for asset retirement obligations and 3.0 billion yen in impairment loss.

As a result, quarterly net income before income taxes and minority interests was 337.7 billion yen, and after 38.3 billion yen in income taxes and 12.6 billion yen in minority interests, quarterly net income was 286.7 billion yen.

(2)	Qualitative Information on Consolidated Financial Position

(a)	Assets

Total value of assets at the end of the first half was 5,928.7 billion yen.

(b)	Liabilities

Total liabilities at the end of the first half were 4,106.1 billion yen. Interest-bearing debt at the end of first half were 2,154.1 billion yen.

(c)	Net Assets

Total net assets at the end of the first half were 1,822.6 billion yen.

Net assets per share were 648.09 yen. The shareholders’ equity ratio was 27.2% and the net debt/equity ratio (net D/E ratio) was 1.17 times.

(3)	Qualitative Information on Forecasts of Consolidated Business Results

The Company has revised the forecast of consolidated business results for Fiscal 2010, previously announced on May 10, 2010.

The Company estimates that net sales will be 9,390.0 billion yen (an increase of 2.5% compared with the previous forecast) reflecting increases in the sales volume of petroleum products.

Compared with the previous forecast, despite improvements in the margins of petroleum products, operating income is expected to be 150.0 billion yen (a decrease of 20.0 billion yen compared with the previous forecast), primarily as a result of the adverse impact of inventory valuation accompanying a decline in crude oil prices due to the stronger yen. Ordinary income is expected to be 220.0 billion yen (identical to the previous forecast) due to the improvement in equity in earnings of affiliates accompanying increase in copper prices. Excluding the impact of inventory valuation, the Company forecasts that ordinary income will be 255.0 billion yen (an 85.0 billion yen increase compared with the previous forecast).

Net income is expected to be 320.0 billion yen (an increase of 50.0 billion yen compared with the previous forecast) primarily as a result of an increase of 46.5 billion yen to 226.5 billion yen related to the one-time amortization amount of negative goodwill associated with business integration (gain on negative goodwill).

This forecast assumes for the fiscal year on average, a crude oil price (Dubai crude) of $78 per barrel ($80 for the second half on average), and an international price for copper (LME price) of 322 cents per pound, and an exchange rate of 84 yen per U.S. dollar (80 yen per U.S. dollar for the second half on average).

(Previous forecast: crude oil price of $80 per barrel; and an international copper price of 280 cents per pound, and an exchange rate of 90 yen per U.S. dollar.)

Please refer to the “Notification Concerning the Difference Between the Consolidated Earnings Forecast and the Actual Earnings During the First Half and Revisions to the Annual Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2011” in addition to this report.

This forecast of consolidated business results is based on information available as of the announcement of this report. The actual financial results could be different from the forecasted results due to various reasons.

For this first half, there are no revisions to the Company’s previous forecast of dividend payment of 15 yen per share for the fiscal year consisting of an interim dividend of 7.5 yen per share and a year-end dividend of 7.5 yen per share.

2.	Other Information

(1)	Changes in Material Subsidiaries during the Term under Review

None.

(2)	Adoption of Simplified Accounting Treatment and Accounting Treatment Specific to the Preparation of Consolidated Financial Statements

(Recoverability Test of Deferred Income Tax Assets)

For those companies for which there have been no significant changes in business environment and there have been no significant changes in the occurrence of temporary differences, the Company uses a recoverability test for deferred income tax assets based on the forecast of financial results and tax planning at the beginning of the period. For those companies for which there have been significant changes in business environment or significant changes in the occurrence of temporary differences, the Company uses a recoverability test which is based on the forecast of financial results and tax planning at the beginning of the period and takes into account such changes.

(Calculation of Tax Expenses)

Tax expenses are calculated by multiplying net income before income taxes by the estimated effective tax rate, which is reasonably estimated for the net income before income taxes for the consolidated fiscal year including this consolidated first half after the application of tax effect accounting. Deferred income taxes are included in income taxes.

(3)	Changes in Accounting Treatment Principles and Procedures and Presentation for the Preparation of Consolidated Financial Statements

As outlined in the “Qualitative Information on Consolidated Financial Results of the First Half” (page 4) of this report, the current fiscal year will be our first fiscal year. The following items are listed as changes in the accounting treatment principles and procedures and presentation as they differ from the accounting treatments used by Nippon Oil Corporation (“Nippon Oil”), the company determined to be the acquirer company under the “Accounting Standard for Business Combinations.”

(a)	Application of Accounting Standards for Asset Retirement Obligations

From the first quarter consolidated accounting period, “Accounting Standards for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) have been applied.

As a result, first half operating income and ordinary income each declined by 785 million yen, and first half income before income taxes and minority interests declined by 5,253 million yen. The variable amount of asset retirement obligations due to the application of this accounting standard is 50,440 million yen. The Company now records the allowance for abandonment of mines as asset retirement obligations.

(b)
Application of “Accounting Standard for Equity Method of Accounting for Investments” and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method”

From the first quarter consolidated accounting period, “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) have been applied, and the necessary adjustments have been made for the consolidated financial results.

The impact of this on first half earnings was insignificant.

(c)	Application of “Accounting Standard for Business Combinations”

As of the first quarter consolidated accounting period, the “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, December 26, 2008) and “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, December 26, 2008), “Partial Amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No. 23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, portion released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008) have been applied.

(d)	Changes in Depreciation

Nippon Oil used the declining balance method for the depreciation method of tangible fixed assets such as oil tanks and machinery and equipment except for buildings in the Petroleum Refining and Marketing segment. The Company has changed the depreciation method to the straight-line method. This change from the declining balance method to the straight line method was determined to be reasonable as a result of a review conducted in the course of the business integration with Nippon Mining Holdings, Inc. in April 2010.

The reason for this change is that the investments in upgrades of refineries in the Petroleum Refining and Marketing segment have taken a round and that going forward, investments will focus on routine maintenance and updates. Furthermore, the capabilities from the investment in upgrades at these refineries are expected to become obsolete only to a limited extent and the benefit of the investment and contribution to earnings are expected to be in the long term and stable. Therefore, the business condition is appropriately reflected by evenly apportioning the acquisition cost over the estimated usable period, more appropriately accounting for expenses and earnings.

As a result, first half operating income increased by 11,120 million yen and ordinary income and net income before income taxes each increased by 11,132 million yen.

(e)	Changes in the Conversion Method of Earnings and Expenses of Foreign Consolidated Subsidiaries

While Nippon Oil converted earnings and expenses of foreign consolidated subsidiaries to yen according to the spot exchange rate at the end of the accounting period, the Company has changed to a method which converts based on the average exchange rate for the accounting period.

The reason for this change is to more appropriately reflect the earnings and expenses on the consolidated financial statements by minimizing the impact of short-term fluctuations in exchange rates, as the earnings and expenses of foreign consolidated subsidiaries were found to continue to hold an important share in the consolidated financial statements in a review of the conversion method of earnings and expenses of foreign consolidated subsidiaries conducted in the course of the business integration with Nippon Mining Holdings, Inc.

The impact on first half earnings as a result of this change was insignificant.

(f)           Changes in the Calculation of Tax Expenses

Nippon Oil calculated tax expenses in the Petroleum Refining and Marketing segment and the Other segment by multiplying net income before income taxes by the estimated effective tax rate, which was reasonably estimated for the net income before income taxes for the current consolidated fiscal year after the application of tax effect accounting. The Company has changed the method from the first quarter consolidated accounting period so that in all segments, tax expenses are calculated by multiplying net income before income taxes by the estimated effective tax rate, which is reasonably estimated for the net income before income taxes for the current consolidated fiscal year after the application of tax effect accounting. This change is a result of the determination that it would be reasonable to calculate tax expenses in a unified and consistent manner within all the consolidated companies other than foreign subsidiaries due to the introduction of the consolidated taxation system.

The impact on first half earnings as a result of this change was insignificant.

3.Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)
Account title	First Half of Fiscal 2010
(As of September 30, 2010)
Assets
Current assets
Cash and deposits	270,446
Notes and accounts receivable-trade	906,090
Inventories	1,235,237
Other	236,611
Allowance for doubtful accounts	(2,849)
Total current assets	2,645,535
Non-current assets
Property, plant and equipment
Land	962,534
Other, net	1,021,290
Total property, plant and equipment	1,983,824
Intangible assets	171,271
Investments and other assets
Investment securities	598,063
Other	535,983
Allowance for doubtful accounts	(5,997)
Total investments and other assets	1,128,049
Total non-current assets	3,283,144
Total assets	5,928,679

(Millions of yen)
Account title	First Half of Fiscal 2010
(As of September 30, 2010)
Liabilities
Current liabilities
Notes and accounts payable-trade	602,004
Short-term loans payable	697,388
Current portion of bonds	20,060
Commercial papers	389,000
Accounts payable-other	677,261
Provision	16,016
Other	288,583
Total current liabilities	2,690,312
Non-current liabilities
Bonds payable	200,145
Long-term loans payable	847,498
Provision for retirement benefits	96,102
Other provision	61,573
Other	210,469
Total non-current liabilities	1,415,787
Total liabilities	4,106,099
Net assets
Shareholders' equity
Capital stock	100,000
Capital surplus	746,693
Retained earnings	794,705
Treasury stock	(3,777)
Total shareholders' equity	1,637,621
Valuation and translation adjustments
Valuation difference on available-for-sale securities	4,811
Deferred gains or losses on hedges	7,858
Foreign currency translation adjustment	(38,572)
Total valuation and translation adjustments	(25,903)
Minority interests	210,862
Total net assets	1,822,580
Total liabilities and net assets	5,928,679

(2) Consolidated Statements of Income

(Millions of yen)
Account title	First Half of Fiscal 2010
(from April 1, 2010 to September 30, 2010)
Net sales	4,531,465
Cost of sales	4,222,558
Gross profit	308,907
Selling, general and administrative expenses	232,529
Operating income	76,378
Non-operating income
Interest income	1,167
Dividends income	9,949
Foreign exchange gains	647
Equity in earnings of affiliates	35,647
Other	12,595
Total non-operating income	60,005
Non-operating expenses
Interest expenses	14,082
Other	7,173
Total non-operating expenses	21,255
Ordinary income	115,128
Special income
Gain on sales of non-current assets	4,485
Gain on change in equity	11,529
Gain on negative goodwill	226,537
Other	2,144
Total special income	244,695
Special loss
Loss on sales of non-current assets	1,594
Loss on retirement of non-current assets	5,779
Impairment loss	3,048
Loss on adjustment for changes in accounting standard for asset retirement obligations	4,468
Other	7,267
Total special losses	22,156
Income before income taxes and minority interests	337,667
Income taxes	38,346
Income before minority interests	299,321
Minority interests in income	12,593
Net income	286,728

(3)	Notes on the Going Concern Assumption

None

(4)	Segment Information

(a)	Outline of Reporting Segments

JX Group’s reporting segments consist of those constituent units of JX Group for which separate financial information is available and which are the subject of periodic evaluations by the board of directors for the distribution of management resources and the evaluation of business performance.

JX Group, of which JX Holdings is the holding company, is composed of segments by products and services based on three core operating subsidiaries. The reporting segments are Petroleum Refining and Marketing, E&P of Oil and Natural Gas, and Metals. Businesses not included in these segments are included in the Other category. The main products and services or as business activities of each reporting segment and the Other category are as follows:

Petroleum Refining and Marketing
Gasoline, naphtha, kerosene, diesel fuel and heavy oil, and petrochemical products including benzene, paraxylene and other products, including liquefied petroleum gas, lubricating oil, and businesses relating to the petroleum business

E&P of Oil and Natural Gas	Oil and natural gas exploration, development and production
Metals
Resource development, copper, gold, silver, sulfuric acid, recycling and environmental services, copper foils, precision rolled products, thin film materials, and transport of products in the metals business

Other	Asphalt paving, civil engineering, construction, titanium, electric wires, land transportation and real estate leasing

(b)	Net Sales and Profits or Losses by Reporting Segment

For the current first half (from April 1, 2010 to September 30, 2010)

(Millions of yen)
	Petroleum Refining and Marketing	E&P of Oil and Natural Gas	Metals	Other	Total	Adjustments (Note 1)	Recorded Amount on Consolidated Statements of Income (Note 2)
Net Sales
Sales to Third Parties	3,829,604	77,088	460,599	164,174	4,531,465	-	4,531,465

Intergroup Sales and Transfers	4,745	19	651	23,546	28,961	(28,961)	-
Total	3,834,349	77,107	461,250	187,720	4,560,426	(28,961)	4,531,465
Segment Income (Ordinary Income)	42,802	32,142	30,457	8,133	113,534	1,594	115,128

(Note 1)
1,594 million yen in adjustment of segment income includes 636 million yen, including the adjusted amount of unrealized gain and also includes 958 million yen in total net income and expenses of the Company not apportioned to each reporting segment.

(Note 2)	Segment income is adjusted with ordinary income in the consolidated statements of income.

(Additional information)

From the first quarter consolidated accounting period, “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Statement No. 17, March 27, 2009) and “Guidance on Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Guidance No. 20, March 21, 2008) have been applied.

(5)	Notes on Significant Changes in Shareholders’ Equity

For the current first half (from April 1, 2010 to September 30, 2010)

The Company was established on April 1, 2010 as a result of the business integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc.

As a result, at the end of the first half consolidated accounting period, capital stock was 100,000 million yen, capital surplus was 746,693 million yen, and retained earnings were 794,705 million yen.

End of Document